UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Item 8.01. Other Events.

As previously disclosed, on April 3, 2026, Nvni Group Limited entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Beyondsoft International (Singapore) Pte. Ltd., a company incorporated under the laws of Singapore (the “Seller”), pursuant to which the Company has agreed to acquire 51% of the total issued share capital of a new holding company to be established in connection with a restructuring of the Seller’s IT consulting and services business with operations in the United States, Brazil and Singapore (the “Acquisition”).

On April 9, 2026, the Company published an investor presentation (the “Presentation”) on its website to provide a strategic overview of the combined entity following the Acquisition. The Presentation is available at ir.nuvini.ai.

On April 9, 2026, the Company issued a press release announcing the publishing of the Presentation. Copies of the Presentation and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K nor is it incorporated herein.

Cautionary Statement Regarding Forward Looking Statements

This Report on Form 6-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “potential,” “will” and similar expressions.

These forward looking statements include, without limitation, statements regarding the Acquisition, including the expected timing and completion thereof and the anticipated benefits of the Acquisition.

These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others, the risk that the Acquisition may not be completed in a timely manner or at all, the failure to satisfy closing conditions or obtain required approvals, and other factors beyond the Company’s control.

Forward looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them, except as required by law.

Additional Information Regarding the Acquisition

There can be no assurance that the Acquisition will be completed on the terms described herein or at all. The completion of the Acquisition is subject to a number of conditions, including, among others, the receipt of required shareholder, regulatory and other approvals and the satisfaction of other closing conditions.

In addition, the success of the Acquisition, if completed, will depend in part on the ability of the parties to realize the anticipated benefits of the Acquisition. There can be no assurance that the anticipated benefits will be realized in the expected timeframe or at all. The Acquisition may also involve risks related to the integration of the businesses, including the potential disruption of ongoing operations, diversion of management’s attention and the retention of key personnel.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation of Nvni Group Limited dated April 9, 2026.
99.2	Press Release of Nvni Group Limited, dated April 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: April 9, 2026

/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

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